FORM 6-K

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                  Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
              of the Securities Exchange Act of 1934


                          25 November 2002


                             mmO2 plc


                        Wellington Street
                Slough, Berkshire SL1 1YP, England

             (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Non Beneficial Share Interest sent to the London Stock Exchange on 25 November 2002





mmO2 Share Ownership Trust - Adjustment to Non-Beneficial Share Interests

mmO2 plc advises that, on 22 November 2002, Computershare Trustees (C.I.) Limited ("the Trustee"), of the mmO2 Restricted Share Plan ("the Plan"), transferred 415,448 mmO2 plc ordinary shares and 4,991 American Depositary Shares to eligible participants following the vesting of Share Awards under the Plan.

mmO2 plc announces that, on 22 November 2002, the Trustee of the mmO2 Share Ownership Trust ("the Trust") acquired 1,500,000 ordinary shares in mmO2 plc at an average price of GBP 0.530583 pence per share. These shares were purchased by the Trustee for the purposes of satisfying awards granted to participants in the Plan.

mmO2 plc also advises that, on 23 November 2002, the Trustee, of the Plan, transferred to David Finch, an Executive Director of mmO2 plc 345,489 mmO2 plc ordinary shares following the part vesting of his Share Award under the Plan.

Following these transactions, the Trustee holds 5,649,695 mmO2 plc ordinary shares and 81,573 mmO2 plc American Depositary Shares. Peter Erskine and David Finch, who are Executive Directors of mmO2 plc, are for the purposes of the Companies Act 1985 treated as having a non-beneficial interest in all these shares. However, it is not anticipated that they will receive any benefit from the Trust other than in relation to Share Awards held by them under the Plan.


25 November 2002

Group Secretariat - 01753 628 138




                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 mmO2 plc

Date: 25 November 2002                  By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary